

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

<u>Via E-Mail</u>
Donna Brandin
Chief Financial Officer
Lightstone Value Plus Real Estate Investment Trust, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, NJ 08701

> **Re: Lightstone Value Plus Real Estate Investment Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-52610**

Dear Ms. Brandin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>General</u>

1. From note 15 of your financial statements, you disclose the distribution arrangement and impact of the SLP units. Please clarify if the initial and subsequent stockholder return thresholds are measured purely based on distributions or your actual performance and changes in NAV. Also, please clarify if the subsequent distributions to the SLP units would be limited to any specific measure of available cash. As you have made distributions to SLP units, please clarify the source of those distributions. Please provide similar disclosure in future filings in the section you discuss your distribution coverage, as applicable.

Item 1A. Risk Factors, page 10

2.	We note that it appears that your GAAP cash flow from operations was insufficient to cover distribution payments in 2011. To the extent that there is a shortfall in GAAP cash flow from operations in relation to total distributions (including amounts reinvested through your dividend reinvestment plan), please include risk factor that describes this risk to your investors, including the percentage coverage of your distributions in future Exchange Act reports.

Item 2. Properties, page 47

3.	We note your correspondence dated April 29, 2011 and September 14, 2011 in which you indicated that you would provide lease expiration information in future Exchange Act reports, but we are unable to locate such disclosure. Please provide an aggregate schedule of the lease expirations for the next ten years for all of your retail and industrial properties, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases or advise.

4.	In future Exchange Act reports, please disclose the average daily rate for your hospitality properties or explain to us why such information is not material to investors.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 49

5.	We note your disclosure regarding NAV per share as of December 31, 2011. We further note that you have previously disclosed NAV per share as of December 31, 2010. In future Exchange Act reports that include NAV disclosure, please include a comparable breakdown for any prior period valuations. Please also disclose historical NAV calculations

6.	In future Exchange Act reports, please also identify the next time you intend to update NAV.

Share Redemption Program, page 53

7.	We note your disclosure on page 54 regarding redemptions during 2011. In future Exchange Act reports, please also disclose the average price per share for the shares received.

<u>Consolidated Statements of Operations, page 87</u>

8.   Please disclose what is included in Other income, net in the notes to the financial statements or in the MD&A to the extent that it remains a significant component of net income in future filings.

<u>Note 2. Summary of Significant Accounting Policies, page 91</u>

<u>Investment in Real Estate, page 93</u>

9.   Please further describe what is included in "transaction costs," tell us your basis for capitalizing transaction costs incurred in connection with equity method investments and quantify the amount of these capitalized transaction costs included in your balance sheet.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney, at (202) 551-3391 or Duc Dang, Staff Attorney, at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Kristi Marrone

                                        Kristi Marrone
                                        Staff Accountant